FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
ISSUANCE OF SENIOR UNSECURED NOTES

HSBC Holdings plc has priced an issue of US$2,500,000,000 4.950% Senior Unsecured Notes due 2030 (the 'New Notes') under its US Shelf Registration Statement. The issuance is expected to be completed on 31 March 2020. Application will be made to list the New Notes on the New York Stock Exchange.

The preliminary prospectus supplement for this transaction is available at www.sec.gov and includes additional disclosure of the risks relating to the impact of COVID-19 on HSBC Holdings plc and its subsidiaries.

Investor enquiries to:

Greg Case                     +44 (0) 20 7992 3825                 investorrelations@hsbc.com

Media enquiries to:

Ankit Patel                    +44 (0) 20 7991 9813                 ankit.patel@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 64 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,715bn at 31 December 2019, HSBC is one of the world's largest banking and financial services organisations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements may be identified by the use of terms such as 'may,' 'intends,' 'plan,' 'will,' 'should,' 'potential,' 'reasonably possible' or 'anticipates' or the negative thereof or similar expressions, or by discussions of strategy. These forward-looking statements include statements relating to the impact of the COVID-19 outbreak on the global markets generally and on HSBC Holdings plc and its subsidiaries (together, the 'HSBC Group') in particular. HSBC Holdings plc has based the forward-looking statements on current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, as described under 'Cautionary statement regarding forward-looking statements' contained in the HSBC Holdings plc Annual Report on Form 20-F for the year ended 31 December 2019, filed with the SEC on 19 February 2020 (the '2019 Form 20-F'). HSBC Holdings plc undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates. Additional information, including information on factors which may affect the HSBC Group's business, is contained in the 2019 Form 20-F.

Disclaimer:

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities. No offer, solicitation, or sale shall be made in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 26 March 2020